UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of MARCH, 2007.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date: March 15, 2007                       /s/ Douglas Turnbull
     ------------------------------        -------------------------------------
                                           Douglas Turnbull,
                                           President & CEO



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CENTRASIA MINING CORP.
Suite 300, 1055 West Hastings Street, Vancouver, BC  V6E 2E9
Telephone: (604) 688-4110  /  Fax:  (604) 688-4169
Website  www.centrasiamining.com

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MARCH 15, 2006                                 TRADING SYMBOLS:     TSXV -  CTM
                                                                   OTCBB - CTMHF
                                                               FRANKFURT -  C8M


                  CENTRASIA CREATES ADVISORY BOARD AND APPOINTS
               BRIAN MCEWEN AND KEN KUCHLING AS INAUGURAL MEMBERS

                          BULAKASHU EXPLORATION UPDATE


VANCOUVER, B.C., MARCH 15, 2007 -- Centrasia Mining Corp. ("Centrasia") announces that it has created an advisory board and appointed Mr. Brian McEwen,
P. Geol and Mr. Ken Kuchling, P.Eng as its initial members.

Mr. McEwen has over 25 years of mineral exploration and production experience including project management, economic evaluation and mine planning for various mining concerns throughout the world. Mr. McEwen was the former manager of mineral projects for Norwest Corporation. Prior to that, Mr. McEwen consulted for AMEC Inc. as their Manager of Geology for Latin America, and was involved in numerous deposit evaluations including the Spence deposit (BHP Billiton), the Lomas Bayas deposit (Falconbridge), and the Quebrada Blanca deposit (Teck/Cominco). Mr. McEwen is currently the President of Buffalo Gold Ltd. and Dynasty Gold Corp. Brian is a Professional Geoscientist, registered with the Association of Professional Engineers, Geologists, and Geophysicists of Alberta.

Mr. Kuchling has more than 25 years of mine engineering experience with operating mines and consulting firms. This includes domestic and international assignments in production planning, mine design, scoping, pre-feasibility, feasibility studies, cost estimation, and project management. . Mr. Kuchling has a Masters of Mining Engineering from the University of British Columbia (1984) and a Bachelor of Mining Engineering from McGill University (1980). He is a Professional Engineer, registered with the Association of Professional Engineers, Geologists, and Geophysicists of Alberta.

Douglas Turnbull, the company's President and CEO states "Mr. McEwen and Mr. Kuchling are excellent additions to our exploration team. Each of these gentlemen will play a key role in managing Centrasia's advanced project engineering and evaluations efforts."

BULAKASHU EXPLORATION UPDATE

Centrasia has contracted Dick Fox of Practical Geophysics, Spring Creek Nevada to provide a detailed interpretation of all ground geophysical data from the Severny and Karabulak Prospects on Centrasia's Bulakashu Project in northern Kyrgyzstan. Trenching at Severny in the fall of 2006 returned 48 metres of 2.27 g/t Au (See October 23, 2006 press release), while drill hole SV06-01 returned
50.5 metres of 1.15 g/t Au (see January 29, 2007 press release).


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                                      -2-



Based on these favourable results from the 2006 fieldwork, the company has outlined an expanded drill program for the summer of 2007. A 6000 metre drill program has been laid out to test targets at the Severny Cu/Au and Karabulak Au prospects. Centrasia has contracted EDCO Drilling, a wholly owned subsidiary of TVI Pacific Inc., to provide two core rigs to conduct the drill program and upgrade the exploration camp at Bulakashu. It is anticipated the drilling will commence in early June 2007.

Centrasia is listed for trading on the TSX Venture under the symbol "CTM", on the OTCCBB under the symbol "CTMHF" and on the Frankfurt Exchange under the symbol "C8M". To find out more about Centrasia Mining Corp., please visit the company website at www.centrasiamining.com.

On behalf of the Board of Directors of CENTRASIA MINING CORP.


/s/ DOUGLAS TURNBULL
____________________
Douglas Turnbull
President & C.E.O.

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.



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